SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 02/20/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following notification:





                                                       Merrill Lynch & Co., Inc.
                                                          World Financial Centre
                                                                     North Tower
                                                                250 Vesey Street
                                                                        New York
                                                                    NY10281-1332


The Company Secretary
TELENT PLC
34 Grosvenor Square
London, W1K 2HD
United Kingdom




16 February 2006





Dear Sir



Companies Act 1985 ss 198-210 (as amended)



This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.



If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020 7996 3565, Facsimile 020-7996-1174.



Yours faithfully





Duly authorised for and on behalf

of the notifying companies




                                    SCHEDULE



                                     Part 1


Name                                  Address



Merrill Lynch                        33 King William Street
Investment Managers Ltd.             London, EC4R 9AS



ML Invest Holdings                  33 King William Street
Limited                             London, EC4R 9AS



ML Invest, Inc                      World Financial Centre
                                    North Tower
                                    250 Vesey Street
                                    New York
                                    NY 10281-1332





                                     Part 2



Merrill Lynch Group                 World Financial Centre
Inc.                                North Tower
                                    250 Vesey Street
                                    New York
                                    NY 10281-1332



Merrill Lynch & Co., Inc.           World Financial Centre
                                    North Tower
                                    250 Vesey Street
                                    New York
                                    NY 10281-1332






Company Name: Telent Plc            Date: 8 February 2006



Class of Shares: 25p Ordinary Shares



Total Interest held by: Merrill Lynch Investment Managers Group Limited 147,550 (0.07%)



Made up as follows:

Registered Holder                           Number of Shares       Investment      Beneficial Interests?
                                                               Management Company
(if known)                                                       (if separately           (Yes/No)
                                                                  disclosable)
Nutraco Nominees Limited                        147,550                                      No


TOTAL                                           147,550










Attachment


Company: Telent Plc                         as of: February 8, 2006


Class of shares: Ordinary



Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

                                                           Requisite details in respect of shares additional
                                                                to those shown in the first attachment
Company                            Aggregate number of       Number and (if known)    Interest within section
                                  shares interested in         registered holder       208 (5) Companies Act
                                                                                               1985?

Merrill Lynch & Co., Inc               10,260,270                 10,112,727                     0
Merrill Lynch Group, Inc                 316,452                    168,909                      0




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 20/02/2006